Exhibit 99.1

Ferrari N.V. signs advance agreement on Patent Box

Maranello (Italy), 11 September 2018 - Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) informs that its fully owned subsidiary Ferrari S.p.A. has signed the advance agreement with the Italian Revenue Agency to access the Patent Box tax relief.

The Italian Patent Box regime provides for a tax relief for a five-year period from 2015 to 2019. The estimated tax benefit for the three-year period 2015-2017, is approximately equal to Euro 139 million and it will be fully reflected in the Group’s Q3 2018 results as previous years income tax adjustment. The tax benefits for 2018 and 2019 will be quantified and disclosed in the Group financial statements of such respective years.

The Patent Box represents a tax relief regime for the benefit of companies generating income through the direct and indirect use of copyrights, patents, trademarks, designs and know-how; the benefit is determined by excluding from the taxable income of each fiscal year a certain percentage of the income attributable to the use of intangible assets: such percentage amounts to 30% with reference to fiscal year 2015, to 40% with respect to year 2016 and to 50% for the three-year period 2017-2019.

About Ferrari
Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Ferrari brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design. Its history and the image enjoyed by its cars are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 in 1950 through the present, Scuderia Ferrari has won 234 Grand Prix races, 16 Constructor World titles and 15 Drivers’ World titles. Ferrari designs, engineers and produces its cars in Maranello, Italy, and sells them in over 60 markets worldwide.

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977

Forward Looking Statements
This document contains forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors described in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s annual and quarterly reports filed with the U.S. Securities and Exchange Commission, which are available on Ferrari’s website (http://corporate.ferrari.com).
Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com